FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 8501, 18th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

São Paulo, May 30, 2008

Dear Shareholder,

Reference is made to the Stock Option Plan, which is to be submitted to the Extraordinary General Meeting to be held on June 18, 2008, in order to make the following brief comments.

With the purpose of attracting and retaining executives of the Company and its affiliates, Gafisa S.A. approved a Stock Option Plan on February 3, 2006 (“Plan”), granting to its managers and key employees the opportunity of becoming shareholders of the Company. During the 2 years the Plan has been in force, the beneficiaries have raised doubts regarding the implementation of certain provisions of the Plan. With the purpose of making the Plan easier to understand, the Company’s management has decided to reformulate the Plan’s wording to make it clearer and more transparent.

Moreover, Gafisa S.A. understood that some specific conditions of the Plan were not consistent with the conditions of Stock Option Plans of other competing companies which operate in the real estate segment, who offer to their executives Plans with different structures, more attractive to the beneficiaries, easily reaching the purported objectives.

Considering these premises, Gafisa S.A. submits to you a proposal for the reformulation of the Plan. It is the understanding of the management of Gafisa S.A. that such proposal is in line with the purposes of the Plan, which are to foster integration of executives and employees to the company, create incentives to their retention and, consequently, to align the interests of the shareholders to the interests of the company.

We remain at you entire disposal to provide any additional clarification you may require.

Sincerely yours,

Gafisa S.A.